UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

Press release is attached in relation to the appointment of Mr. José Manuel González-Páramo as new executive director of BBVA.

México, 29 May 2013

Press release

BBVA appoints José Manuel González-Páramo executive board director

•	Functions: José Manuel González-Páramo will be the executive board director in charge of regulation and will chair a new International Advisory Board

•	New board director: Mr. González-Páramo will fill the post being vacated by Enrique Medina, who is to remain a director of BBVA Bancomer and patron of the BBVA Foundation

At a meeting held today in Mexico City, BBVA’s board of directors has appointed José Manuel González-Páramo as a new executive director. Mr. González-Páramo, who has more than 30 years of experience in the academic and financial worlds, in public and private institutions, will be responsible for regulation and institutions. He will also chair the new International Advisory Board, whose composition is yet to be determined. He will report to the Group’s chairman, Francisco González.

BBVA chairman Francisco González said, “José Manuel González-Páramo will strengthen the group at a time when regulation is becoming increasingly important. I am deeply grateful to Enrique Medina for his commitment to BBVA’s board of directors and for his considerable generosity in resigning as eldest director.”

Mr. González-Páramo is joining the parent company’s board as an executive director. He will also take on the task of chairing a new International Advisory Board, which is being set up in response to the group’s growing global nature.

Mr. Medina has been a member of the board of directors and its executive committee since 1998. He will continue to serve the group as a valuable member of the board of BBVA Bancomer and as a patron of the BBVA Foundation.

Mr. González-Páramo’s career has been long and diverse. He has held positions of international relevance in monetary policy, in the private and academic sectors. From 2004 to 2012 he was a member of the board of directors and of the executive board of the European Central Bank (ECB). During his time at the ECB he was head of market operations and instrumentation of monetary policy. He also performed other functions at the ECB including research & studies, risk management, statistics & information systems, and banknotes.

Prior to his appointment at the ECB he was a member of the governing council and the executive commission of the Bank of Spain from 1994 to 2004. He is professor of Economics at the Universidad Complutense in Madrid since 1988 and a lecturer at IESE Business School since 2012.

From 1985 to 1994 he was an economics adviser to various public and private entities, including the Spanish Ministry of Economy & Treasury, the Bank of Spain, the World Bank, the International Monetary Fund, the European Commission and the Bank of International Settlements as an ECB representative.

Mr. González-Páramo holds a Ph.D., M. Phil. and M.A. in economics from Columbia University, New York, and a doctorate in economics from the Universidad Complutense in Madrid. Since 2013 he is the chairman of Data-Warehouse GmbH.

Contact details:

Corporate Communications

Tel. +34 91 537 53 48

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit: http://shareholdersandinvestors.bbva.com

For more BBVA news visit: http://press.bbva.com/

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is biased to high-growth markets and it relies on technology as a key sustainable competitive advantage. BBVA ranks among the leading Euro zone banks in terms of ROE and efficiency. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May 31, 2013	By:	/s/ Ricardo Gómez Barredo
Name: Ricardo Gómez Barredo
Title: Head of Global Accounting & Information Management Department